SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13d-2(a)

                   (AMENDMENT NO. 5 AND AMENDMENT NO. 6) (1)


                          WESTFIELD AMERICA, INC.
------------------------------------------------------------------------------
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                959910 10 0
------------------------------------------------------------------------------
                               (CUSIP Number)

                                 Irv Hepner
                      c/o Westfield Corporation, Inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
                --------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 6, 2001
                --------------------------------------------
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

-------------------
 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 CUSIP No. 959910 10 0                                     Page 1 of 13 Pages
                               SCHEDULE 13D
 -----------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Cordera Holdings Pty. Limited ACN 000 699 249
 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
 -----------------------------------------------------------------------------
 3   SEC USE ONLY
 -----------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement                                       |_|
 -----------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
 -----------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
 -----------------------------------------------------------------------------
                       7      SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------------

 CUSIP No. 959910 10 0                                     Page 2 of 13 Pages
                                SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Frank P. Lowy
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------

CUSIP No. 959910 10 0P                                      Page 3 of 13 Pages
                                SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     David H. Lowy
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN

 CUSIP No. 959910 10 0                                   Page  4 of 13  Pages
                                SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Peter S. Lowy
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------

 CUSIP No. 959910 10 0                                    Page 5 of 13  Pages
                                SCHEDULE 13D
 -----------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Steven M. Lowy
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------

 CUSIP No. 959910 10 0                                    Page 6 of 13  Pages
                                SCHEDULE 13D
------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Westfield Holdings Limited ACN 671 496
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 -0-
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 94,809,687
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              94,809,687
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------------

  CUSIP No. 959910 10 0                                    Page 7 of 13  Pages
                                SCHEDULE 13D
------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Westfield Corporation, Inc.
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 2,264,210
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 92,545,477
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   2,264,210
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              92,545,477
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------------

 CUSIP No. 959910 10 0                                    Page 8 of 13  Pages
                                SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Westfield American Investments Pty. Limited ACN 003 161 475
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
    NUMBER OF                 14,583,642
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 80,226,045
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   14,583,642
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              80,226,045
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------------

  CUSIP No. 959910 10 0                                    Page 9 of 13  Pages
                                SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     OO - See Item 3 of Statement
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 |_|
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF                77,961,835
     SHARES
  BENEFICIALLY
   OWNED BY            -------------------------------------------------------
     EACH              8     SHARED VOTING POWER
   REPORTING                 16,847,852
    PERSON             -------------------------------------------------------
     WITH              9     SOLE DISPOSITIVE POWER
                             77,961,835
                       -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             16,847,852
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     94,809,687
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 97.1%
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------------------

                            AMENDMENT NO. 5 AND

                             AMENDMENT NO. 6 TO

                         STATEMENT ON SCHEDULE 13D

           This Amendment No. 5 (the "Amendment No. 5") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Cordera/Lowys Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). This Amendment No. 6 (the "Amendment No. 6") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "WHL Schedule 13D" and together with the Cordera/Lowys 13D, the "13Ds"), as amended, relating to the Common Shares of the Company. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 is being filed on behalf of Cordera Holdings Pty. Limited ("Cordera"), Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy, and this Amendment No. 6 is being filed on behalf of Westfield Holdings Limited ("WHL"), Westfield Corporation, Inc. ("WCI"), Westfield American Investments Pty. Limited ("WAI") and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust ("WAM," and together with Cordera, each of the Messrs. Lowys, WHL, WCI and WAI, the "Reporting Persons").

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13Ds are hereby amended to add the following:

           Pursuant to WAM's, in its capacity as responsible entity and trustee of Westfield America Trust ("WAT"), tender offer to purchase all of the outstanding Common Shares of WEA at a price of $16.25 per share in cash (the "Offer") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001, as amended, and the related Letter of Transmittal, on April 9, 2001, 13,650,837 Common Shares were purchased by WAM, in its capacity as responsible entity and trustee of WAT, of which 1,145,863 Common Shares were subject to notices of guaranteed delivery, for cash consideration of $221,826,101.25.

           On April 6, 2001, 600,000 Common Shares were sold by Cordera in the Offer. After this sale, Cordera does not own any Common Shares.

           On April 6, 2001, 67,657 Common Shares were sold by PM Capital Limited in the Offer, in its capacity as the responsible entity and trustee of the PM Capital Absolute Performance Fund ("PM Capital"), in which interests associated with the Messrs. Lowy have an interest. After this sale, PM Capital does not own any Common Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13Ds are hereby amended as follows:

           Except as previously reported in Amendment No. 4 and Amendment No. 5 to the 13Ds filed on March 5, 2001, none of the Reporting Persons has any plans or proposals which relate to or would result in:

           (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

           (5) any material change in the present capitalization or dividend policy of the Company;


           (6) any other material change in the Company's business or corporate structure;

           (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (10)  any action similar to any of those enumerated above.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           Item 5(a) of the Schedule 13Ds are hereby amended to add the following:

           (a) The Reporting Persons, because they are a "group" for purposes of Section 13(d)(3) of the Act, may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 2,264,210 Common Shares owned by WCI, (ii) the 14,583,642 Common Shares deemed to be directly beneficially owned by WAI, and (iii) the 77,961,835 Common Shares deemed to be directly beneficially owned by WAM, acting in its capacity as responsible entity and trustee of WAT. This represents beneficial ownership of an aggregate of 94,809,687 Common Shares, which represents beneficial ownership of approximately 97.1% of the Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

           WCI disclaims beneficial ownership of the Common Shares described in (ii) and (iii) above. WAI disclaims beneficial ownership of the Common Shares described in (i) and (iii) above. WAM disclaims beneficial ownership of the Common Shares described in (i) through (iii) above. WHL disclaims beneficial ownership of the shares described in (iii) above. Cordera disclaims beneficial ownership of the Common Shares described in (i) through (iii) above. Each of the Messrs. Lowy disclaims beneficial ownership of the shares described in (i) through (iii) above.

           Item 5(b) of the Schedule 13Ds are hereby amended as follows:

           (b) WCI has the sole power to vote and dispose of the 2,264,210 Common Shares directly owned by it.

           WAI has the sole power to vote and dispose of the 14,583,642 Common Shares deemed to be directly beneficially owned by it.

           WAM, in its capacity as responsible entity and trustee of WAT, has the sole power to vote and dispose of the 77,961,835 Common Shares deemed to be directly beneficially owned by WAT.

           Item 5(c) of the Schedule 13Ds are hereby amended as follows:

           On April 9, 2001, WAM purchased 13,650,837 Common Shares in the Offer at $16.25 per share.

           On April 6, 2001, Cordera sold 600,000 Common Shares in the Offer at $16.25 per share.

           On April 6, 2001, PM Capital sold 67,657 Common Shares in the Offer at $16.25 per share.

           Item 5(d) of the Schedule 13Ds are hereby amended as follows:

           (d) Holders of WAT units will receive economic benefits from the Common Shares and the Preferred Shares held by WAM. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially 16.7% of outstanding WAT units and each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed to each own beneficially 21.7% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

 ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

           Exhibit A Power of Attorney(1)
           Exhibit B Agreement of Joint Filing(2)


     (1) Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy.

     (2) Incorporated by reference to Exhibit F to Amendment No. 2 and Amendment No. 3 to Schedule 13D filed February 21, 2001.

                                 SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:   April 11, 2001

                              CORDERA HOLDINGS PTY. LIMITED


                              By:   /s/ Peter S. Lowy
                                   ------------------------
                                   Peter S. Lowy
                                   Director


                                               *
                                   ------------------------
                                        Frank P. Lowy


                                               *
                                   ------------------------
                                        David H. Lowy


                                       /s/ Peter S. Lowy
                                   ------------------------
                                       Peter S. Lowy


                                               *
                                   ------------------------
                                        Steven M. Lowy


                               *By:   /s/ Peter S. Lowy
                                    ------------------------
                                    Peter S. Lowy
                                    Attorney-in-fact


                                WESTFIELD HOLDINGS LIMITED

                                By:   /s/ Peter S. Lowy
                                    ------------------------
                                    Peter S. Lowy
                                    Managing Director


                                WESTFIELD CORPORATION, INC.

                                By:   /s/ Peter S. Lowy
                                    ------------------------
                                    Peter S. Lowy
                                    Vice President


                                WESTFIELD AMERICAN INVESTMENTS
                                PTY. LIMITED

                                By:   /s/ Peter S. Lowy
                                    ------------------------
                                    Peter S. Lowy
                                    Managing Director

                               WESTFIELD AMERICA MANAGEMENT LIMITED
                               in its capacity as responsible entity
                               and trustee of Westfield America Trust


                                By:   /s/ Peter S. Lowy
                                    ------------------------
                                    Peter S. Lowy
                                    Managing Director